NORTHSTAR EARTH & SPACE ENTERPRISES, INC.

384 Rue Saint-Jacques #300

Montreal, Québec H2Y 1S1

October 19, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northstar Earth & Space Enterprises, Inc.
Request to Withdraw Post-Effective Amendment No. 2 to Form F-4
Filed October 13, 2026
File No. 333-297008
Acc-No. 0001213900-26-108754

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Northstar Earth & Space Enterprises, Inc. (the “Company”) respectfully requests the withdrawal of Post-Effective Amendment No. 2 to its Registration Statement on Form F-4 (File No. 333-297008), together with all exhibits thereto, filed with the Securities and Exchange Commission on October 13, 2026 (the “Post-Effective Amendment”).

The Post-Effective Amendment included consents of the Company’s independent registered public accounting firms bearing dates as of which such firms had not issued their respective consents. The Company wishes to withdraw the Post-Effective Amendment and refile to correct this error. No securities were sold pursuant to the Post-Effective Amendment. The Company intends to refile the Post-Effective Amendment with properly dated consents of its independent registered public accounting firms.

If you have any questions regarding this request, please contact Thomas R. Martin of Greenberg Traurig, LLP, counsel to the Company, at (305) 579-0739.

Sincerely,

GREENBERG TRAURIG, LLP

By:	/s/ Thomas R. Martin
Thomas R. Martin